SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 782879

As at July 12, 2004

CONTINENTAL MINERALS CORPORATION
800 West Pender Street, Suite 1020
Vancouver, British Columbia
Canada V6C 2V6

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Jeffrey R. Mason
Director and Chief Financial Officer

Date: July 12, 2004

* Print the name and title of the signing officer under his signature
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Continental Minerals Corporation
1020 - 800 W Pender Street
Vancouver BC Canada
V6C 2V6 Canada
Tel 604 684 - 6365
Fax 604 684 - 8092
Toll Free 1 800 667 - 2114
www.continentalminerals.com

CONTINENTAL COMPLETES $7 MILLION FINANCING

July 12, 2004, Vancouver, BC -- Ronald W. Thiessen, President and CEO of Continental Minerals Corporation (TSX-V: KMK; OTC-BB: KMKLF) is pleased to announce that Continental has placed seven million units of its capital at a price of $1.00 per unit to a number of accredited investors, for gross proceeds of $7 million. Placements to insiders and their associates comprise about 5% of the financing.
Each unit consists of one common share and one common share purchase warrant, exerciseable to purchase an additional common share at a price of $1.05 for a period of two years from the date of completion of the financing. The common shares in the units and the shares issuable on exercise of the warrants will be subject to a four-month resale restricted period in the principal Canadian jurisdictions from the completion, scheduled to occur in the next few days.

The common share purchase warrants are subject to an accelerated expiry if, at any time following the expiration of the four-month hold period, the published closing trade price of the Common Shares on the TSX Venture Exchange is greater than or equal to $2.10 for any 10 consecutive trading days, in which event the holder may, at Continental's election, be given notice that the Warrants will expire 45 days following the date of such notice. The common share purchase warrants may be exercised by the holder during the 45 day period between the notice and the expiration of the common share purchase warrants. Fees of 6% are payable on a portion of the financing, excluding those units sold to insiders.

Net proceeds of the financing will be used for general working capital purposes.

For further details on Continental Minerals Corporation, please visit the Company's website at www.continentalminerals.com or contact Investor Services at (604) 684-6365 or within North America at 1-800-667-2114.

ON BEHALF OF THE BOARD OF DIRECTORS

/s/ Ronald W. Thiessen

Ronald W. Thiessen
President and CEO

No regulatory authority has approved or disapproved the information contained in this news release.

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continuing availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements. For more information on the Company, Investors should review the Company's Annual Information Form in Canada and its annual filing on Form 20-F with the United States Securities Commission.